Exhibit 99.2

CERTIFIED TRUE COPY OF THE RESOLUTION PASSED BY THE BOARD OF DIRECTORS OF INFOSYS LIMITED AT ITS MEETING HELD ON SEPTEMBER 11, 2025

Subject: To consider and approve Proposal for buyback of equity shares

RESOLVED THAT in accordance with Article 14 of the Articles of Association of the Company and the provisions of Sections 68, 69 and 70 and all other applicable provisions, if any, of the Companies Act, 2013, as amended (the “Act”), the Companies (Share Capital and Debentures) Rules, 2014, as amended (“Share Capital Rules”), the Companies (Management and Administration) Rules, 2014, as amended (“Management Rules”) and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“LODR Regulations”), including any amendments, statutory modifications or re-enactments thereof, for the time being in force and in compliance with the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended (the “Buyback Regulations”), subject to the approval of the members of the Company by way of special resolution and subject to such other approvals, permissions and sanctions, as may be necessary, including approval from the shareholders by way of a special resolution and exemptive relief from the U.S. Securities and Exchange Commission on certain aspects of U.S. federal securities laws applicable to the Buyback, and subject to any modifications and conditions, if any, as may be prescribed by the appropriate authorities while granting such approvals, permissions, sanctions and exemptions, which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the “Board”, which expression includes any committee duly constituted by the Board to exercise its powers, and/or the powers conferred by this resolution), and subject to such conditions and modifications as may be prescribed or imposed by such government, regulatory, statutory or appropriate authorities, the Board hereby approves the buyback by the Company of its fully paid-up equity shares of face value of ₹ 5 (Rupee Five) each (“Equity Shares”), from the shareholders of the Company, as on the record date, to be determined by the Board (“Record Date”), on a proportionate basis, at a price of ₹ 1,800/- (Rupees One Thousand Eight Hundred only) per Equity Share (“Buyback Price”) and for an amount of ₹ 18,000 crore (Rupees Eighteen Thousand crore only) (“Buyback Offer Size”), representing 24.31% and 21.68% of the aggregate of the total paid-up share capital and free reserves of the Company based on the latest audited interim condensed financial statements of the Company as at June 30, 2025 on a standalone basis and consolidated basis (“Buyback”). The Buyback Offer Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisory fees, intermediaries’ fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as securities transaction tax, goods and services tax, stamp duty etc. and other incidental and related expenses (“Transaction Costs”). The Buyback period shall commence from the date of declaration of results of the postal ballot for special resolution until the last date on which the payment of consideration for the Equity Shares bought back by the Company is made (“Buyback Period”), in accordance with, and consonance, with the provisions contained in the Buyback Regulations, the Act, Share Capital Rules, the Management Rules and the LODR Regulations.

RESOLVED FURTHER THAT the Board / Buyback Committee may, till 1 (one) working day prior to the Record Date, increase the Buyback Price and decrease the number of Equity Shares proposed to be bought back under the Buyback, such that there is no change in the Buyback Offer Size, in terms of Regulation 5(via) of the SEBI Buyback Regulations.

RESOLVED FURTHER THAT all of the equity shareholders of the Company as on Record Date will be eligible to participate in the Buyback, including holders of American Depositary Shares (“ADSs”) of the Company who cancel any of their ADSs and withdraw the underlying Equity Shares prior to the Record Date such that they become equity shareholders of the Company as on the Record Date. Such ADS holders will be able to re-deposit against the creation of ADSs any of such Equity Shares that are not tendered in the Buyback, or if tendered, are not accepted in the Buyback.

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bengaluru 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com

RESOLVED FURTHER THAT the Company, to the extent legally permissible, implement the Buyback using the “Mechanism for acquisition of shares through Stock Exchange” notified by Securities and Exchange Board of India (“SEBI”) vide circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 read with SEBI circular CFD/DCR2/P/2016/131 dated December 9, 2016, SEBI circular SEBI/HO/CFD/DCR-III/CIR/P/615 dated August 13, 2021 and SEBI circular SEBI/HO/CFD/PoD-2/P/CIR/2023/35 dated March 8, 2023, and such other circulars or notifications, as may be applicable, including any amendments thereof as amended (“SEBI Circulars”), and the Company shall approach BSE and/or the NSE for facilitating the same and subject to decision of the Board/ Buyback committee, one of BSE and NSE shall act as the designated stock exchange.

RESOLVED FURTHER THAT the Company shall implement the Buyback out of its free reserves and securities premium account of the Company or such other source as may be permitted by the Buyback Regulations or the Act, and the Buyback shall be undertaken through the tender offer route through the Indian stock exchanges, on such terms and conditions as the Board may deem fit.

RESOLVED FURTHER THAT it is hereby recorded that with the Buyback Offer Price and the Buyback Offer Size as approved above, the resultant Buyback Equity Shares shall be 10,00,00,000 (Ten crore) fully paid-up shares representing 2.41% of the fully paid up share capital.

RESOLVED FURTHER THAT the amount required by the Company for the Buyback is intended to be met out of the Company’s current surplus and/or cash balances and/or cash available from internal accruals and on such terms and conditions as the Board may decide from time to time at its absolute discretion.

RESOLVED FURTHER THAT the Company may buyback its Equity Shares from all the existing shareholders holding Equity Shares of the Company on a proportionate basis, provided that 15% (fifteen percent) of the number of Equity Shares which the Company proposes to Buyback or number of Equity Shares entitled as per the shareholding of small shareholders, who hold shares or other specified securities whose market value, on the basis of closing price of shares or other specified securities, on the recognised stock exchange in which highest trading volume in respect of such securities, as on record date is not more than ₹ 2,00,000 (Rupees Two lacs), as per the Buyback Regulations (“Small Shareholders”) as on the Record Date, whichever is higher, shall be reserved for the Small Shareholders, as prescribed under Regulation 6 of the Buyback Regulations and in case the shares tendered are less than the reservation the same shall be adjusted in the general category, in accordance with Buyback Regulations.

RESOLVED FURTHER THAT the Buyback of Equity Shares from non-resident members of the Company, including Foreign Corporate Bodies (including erstwhile Overseas Corporate Bodies), Foreign Institutional Investors (FIIs)/Foreign Portfolio Investors, members of foreign nationality, and ADS holders with underlying Equity Shares consequent to the withdrawal of such Equity Shares, if any, etc., shall be subject to the Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any, Income Tax Act, 1961 and rules and regulations framed thereunder, the Depository Receipts Scheme, 2014, as applicable, and shall be subject to such approvals if, and to the extent necessary or required from the concerned authorities including approvals from the Reserve Bank of India (“RBI”) under the Foreign Exchange Management Act, 1999 and the rules, regulations framed thereunder, if any, and such approvals shall be required to be taken by such non-resident shareholders.

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bengaluru 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com

RESOLVED FURTHER THAT a Buyback Committee comprising the Chief Financial Officer, the Chief Legal Officer & Chief Compliance Officer and the Company Secretary of the Company be and is hereby constituted. The Buyback Committee is hereby authorized to do all such acts, deeds and things as may be necessary, expedient or proper with regard to the implementation of the Buyback, including, but not limited to, the following:

1.	To seek all regulatory approvals, if any.

2.

To initiate all necessary actions for preparation and amendments of notice to the general meeting or the postal ballot notice, as applicable, issue of the public announcement, letter of offer and other related documents;

3.

To intimate all necessary actions with respect to opening, operating and closure of necessary accounts including escrow account with a bank, issuing bank guarantee, availing banking credit facility from bank/s (non-fund based limits and/or fund based limits), or depositing acceptable securities with appropriate margin with the merchant bankers, entering into agreement(s);

4.	To decide and announce the Record Date and entitlement ratio for the purpose of Buyback.

5.	To file the public announcement, the certificates for declaration of solvency, letter of offer and other related documents;

6.

To make any corrections, amendments, deletions, additions to the public announcement advertisements, letter of offer or any other documents in relation to the Buyback and filing / publishing / submitting the revised public announcement and any other public notices or other documents in relation to the Buyback, as required by relevant authorities;

7.

To deal with Indian Stock Exchanges (including their clearing corporations) where the equity shares of the Company are listed, and to sign, execute and deliver such documents as may be necessary or desirable in connection with implementation of the Buyback using the “Mechanism for acquisition of shares through Stock Exchange” notified by SEBI vide circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 read with SEBI circular CFD/DCR2/CIR/P/2016/131 dated December 9, 2016 and SEBI circular SEBI/HO/CFD/DCRIII/CIR/P/2021/615 dated August 13, 2021 and SEBI/HO/CFD/PoD-2/P/CIR/2023/35 dated March 8, 2023 including any further amendments thereof.

8.

To give any information, explanation, declarations and confirmations in relation to the public announcement or the letter of offer and any other advertisements, as may be required by the relevant authorities including SEBI and U.S. Securities and Exchange Commission (“SEC”);

9.	To decide on the time-table from the opening of the offer till the extinguishment of the shares.

10.

To decide the ‘designated stock exchange’ for the Buyback for the implementation of the Buyback and making decisions in connection with and settlement of the remuneration for such persons/ intermediaries/agencies including the payment of commission, brokerage, fee, charges etc.

11.	To carry out management discussion and analysis on the likely impact of the Buyback on the Company’s earnings, public holdings, holdings of NRIs/FIIs, etc., and change in management structure.

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bengaluru 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com

12.	To withdraw, postpone or to decide not to proceed with the Buyback prior to publishing the public announcement for the Buyback;

13.	To address any queries that may arise in relation to the implementation of the Buyback;

14.	To sign and execute the documents as may be necessary with regard to the Buyback;

15.	To finalize the terms of the Buyback such as finalizing the date of opening and closing of the Buyback;

16.	To extinguish the share certificates and filing of certificates of extinguishment in connection with the Buyback on behalf of the Board, within the time limit specified under the Buyback Regulations;

17.	To make and file ‘Compliance Certificate’ as required under the Buyback Regulations;

18.	To establish Investor Service Centre/s;

19.

To verify offer/acceptances received, finalize the basis of acceptance, issue rejection letters, if any, make payment to the shareholders for the consideration for shares bought back pursuant to the Buyback, determine and make payment of taxed in connection with the Buyback;

20.	To file ‘Return of Buyback’ with Registrar of Companies, SEBI and other statutory authorities;

21.	To maintain ‘Register of Securities bought back’;

22.	To take appropriate action for the removal of difficulties if any and to decide on all matters in connection with or incidental to, the implementation of the Buyback;

23.	To authorize the merchant bankers, Registrar or other agencies appointed for the purpose of buyback to carry out any of the above activities;

24.

To sign, execute and deliver such documents as may be necessary or desirable in connection with or incidental to the Buyback including, but not limited to, certified copies of all resolutions passed by the Board in connection with the Buyback; and

25.	To do all such acts, deeds, matters and things as it may in its absolute discretion, deem necessary, expedient, usual or proper.

RESOLVED FURTHER THAT the Chief Executive Officer, the Chief Financial Officer, the Chief Legal Officer & Chief Compliance Officer and the Company Secretary of the Company be and is hereby authorized to represent the Company before the Ministry of Corporate Affairs, the SEBI, the SEC, the stock exchanges on which the Equity Shares of the Company are listed viz., the Stock Exchanges and the NYSE or any other agencies connected with the Buyback and to sign and submit all forms, letters, documents or other papers, including certified copies of all resolutions passed by the Board in connection with the Buyback that may be required for the implementation of the Buyback.

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bengaluru 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com

RESOLVED FURTHER THAT the Chief Executive Officer, the Chief Financial Officer, the Chief Legal Officer & Chief Compliance Officer and the Company Secretary of the Company be and are hereby authorised severally to do all such acts and things that may be necessary or incidental for signing and filing of forms, payment of fees etc. and to do all such other acts, things and deeds, as may be required for the aforesaid purpose.

RESOLVED FURTHER THAT the Buyback Committee be and is hereby authorized to do all such acts, deeds, matters and things as it may, in its absolute discretion deem necessary, expedient or proper, for the implementation of the Buyback, including but not limited to appointment of merchant bankers, brokers, lawyers, depository participants, escrow agents, bankers, advisors, registrars, scrutinizers, consultants, representatives, intermediaries, agencies, printers, advertisement agency, as may be required, for the implementation of the Buyback; carrying out incidental documentation as also to make applications to the appropriate authorities for requisite approvals and to initiate all necessary actions for preparation and issue of various documents, opening of accounts including issuing public announcement, extinguishment of share certificates and ‘Certificate of Extinguishment’ required to be filed in connection with the Buyback on behalf of the Board and such other undertakings, agreements, papers, documents and correspondence as may be necessary for the implementation of the Buyback to the SEBI, RBI, Government of India, SEC, BSE Limited (“BSE”) and National Stock Exchange of India Limited (“NSE”) (collectively referred to as “Indian Stock Exchanges”), New York Stock Exchange (“NYSE”), Registrar of Companies, Depositories and/or other authorities.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution and subject to applicable law and approval of the Buyback by the members, the Buyback Committee shall have the power and authority to accept and make any alteration(s), modification(s) to the terms and conditions, delegate all or any of the authorities conferred upon it to any officer(s) and/or representatives of the Company, in order to give effect to the aforesaid resolutions and to revoke and substitute such delegation / sub-delegation of authority from time to time as well as to give such directions as may be necessary or desirable, to settle any questions, difficulties or doubts that may arise and generally, to do all acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, usual or proper in relation to or in connection with or for matters consequential to the Buyback without seeking any further consent or approval of the Board or otherwise to the end and intent that the Board shall be deemed to have given its approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the quorum for a meeting of the Buyback Committee shall be any two members and the Buyback Committee may regulate its own proceedings and meet as often as required or decide through circular resolutions, to discharge its functions.

RESOLVED FURTHER THAT the Buyback Committee will report from time to time to the Board or its Committee the status/progress of actions taken by the Buyback Committee concerning the Buyback.

RESOLVED FURTHER THAT nothing contained hereinabove shall confer any right on the part of any member to offer, or any obligation on the part of the Company or the Board to buyback any shares and/or impair any power of the Company or the Board to terminate any process in relation to such Buyback if so permissible by law.

RESOLVED FURTHER THAT the Board confirms that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion –

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bengaluru 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com

1.

That immediately following the date of the board meeting held on September 11, 2025 and the date of the members’ resolution for approving the Buyback, there will be no grounds on which the Company can be found unable to pay its debts.

2.

That as regards the Company’s prospects for the year immediately following the date of the board meeting held on September 11, 2025 as well as for the year immediately following the date of passing of the members’ resolution and having regard to the Board’s intentions with respect to the management of the Company’s business during that year and to the amount and character of the financial resources, which will, in the Board’s view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the board meeting and also from the date of passing of the members’ resolution.

3.

In forming its opinion aforesaid, the Board has taken into account the liabilities (including prospective and contingent liabilities) as if the Company were being wound up under the provisions of the Act and the Insolvency and Bankruptcy Code, 2016, as amended.

RESOLVED FURTHER THAT the Board hereby confirms that:

1.	All the Equity Shares for Buyback are fully paid-up;

2.

Subject to applicable law, the Company shall not issue any shares or other specified securities including by way of bonus issue till the expiry of the Buyback Period, except in discharge of subsisting obligations through stock option schemes, or conversion of preference shares or debenture into Equity Shares. Relevant details and the potential impact of such subsisting obligations shall be disclosed in the public announcement;

3.	Subject to applicable law, the Company shall not raise further capital for a period of one year from the expiry of the Buyback Period, except in discharge of subsisting obligations;

4.

The Company, as per the provisions of Section 68(8) of the Act, will not make any further issue of the same kind of shares or other securities including allotment of new shares under Section 62(1)(a) of the Act or other specified securities within a period of six months after the completion of the Buyback except by way of bonus shares or equity shares issued in order to discharge subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into Equity Shares;

5.	The Company shall not buyback locked-in Equity Shares and non-transferable equity shares till the pendency of the lock-in or till the Equity Shares become transferable;

6.

The Company shall not buyback its equity shares from any person through negotiated deal whether on or off the stock exchanges or through spot transactions or through any private arrangement in the implementation of the Buyback;

7.

There are no defaults subsisting in the repayment of deposits, interest payment thereon, redemption of debentures or interest thereon or redemption of preference shares or payment of dividend or repayment of any term loans or interest payable thereon to any financial institution or banking company, as the case may be;

8.	That the Company has been in compliance with Sections 92, 123, 127 and 129 of the Act;

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bengaluru 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com

9.	That funds borrowed from Banks and Financial Institutions will not be used for the Buyback;

10.

The aggregate amount of the Buyback i.e. ₹ 18,000 crore (Rupees Eighteen Thousand crore only) does not exceed 25% of the total paid-up capital and free reserves of the Company as per the audited interim condensed standalone and the consolidated financial statements of the Company as on June 30, 2025;

11.

The number of equity shares proposed to be purchased under the Buyback i.e. 10,00,00,000 (Ten crore), does not exceed 25% of the total number of equity shares in the paid-up equity share capital as on June 30, 2025;

12.	The Company shall not make any offer of buyback within a period of one year reckoned from the date of expiry of the Buyback Period, subject to applicable laws;

13.

The Buyback will not be in contravention of Regulation 4(vii) of Buyback Regulations, i.e. the Company has not made the offer of Buyback within a period of one year reckoned from the date of expiry of buyback period of the preceding offer of buyback;

14.	There is no pendency of any scheme of amalgamation or compromise or arrangement pursuant to the provisions of the Act, as on date;

15.	The Company shall earmark and make arrangements for adequate sources of funds for the purpose of the Buyback in accordance with the Buyback Regulations;

16.	The Company will not directly or indirectly purchase its own Equity Shares: or other specified securities:
a.	Through any subsidiary company including its own subsidiary companies; or
b.	Through any investment company or group of investment companies.

17.	Consideration of the Equity Shares bought back by the Company will be paid only by way of cash;

18.	The Buyback will not result in delisting of the Equity Shares from BSE Limited and National Stock Exchange of India Limited (collectively, “Indian Stock Exchanges”);

19.

As on date, the ratio of the aggregate of secured and unsecured debts owed by the Company is not and shall not be more than twice the paid-up share capital and free reserves based on lower of the audited interim condensed standalone or consolidated financial statements of the Company as on June 30, 2025;

20.	The buyback offer shall not be withdrawn once the public announcement is made;

21.

The Company shall transfer from its free reserves or securities premium account and/ or such sources as may be permitted by law, a sum equal to the nominal value of the Equity Shares purchased through the Buyback to the capital redemption reserve account and the details of such transfer shall be disclosed in its subsequent audited financial statements;

22.

The Company shall ensure consequent reduction of its share capital post Buyback and the Equity Shares bought back by the Company will be extinguished and physically destroyed (if applicable) in the manner prescribed under the Buyback Regulations and the Act within the specified timelines; and

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bengaluru 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com

23.	The Company does not have any outstanding debt from lenders. Accordingly, the Company is not required to obtain the prior consent of its lenders for breach of any covenant with such lenders.

RESOLVED FURTHER THAT in terms of Buyback Regulations, in the event of non-fulfilment of the obligations under the Buyback Regulations by the Company, the escrow account in full or in part shall be forfeited and distributed pro rata amongst the security-holders who accepted the offer, and balance, if any, shall be utilized for investor protection in accordance with Buyback Regulations.

For Infosys Limited

A.G.S. Manikantha

Company Secretary

Membership No. A21918

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bengaluru 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com